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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Advanced Cell Technology, Inc.
                              ---------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    00088R105
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                                 (CUSIP Number)

     Alessandro Grande                                 Brian M. Hand, Esq.
     Sagio Investments SA                              Nordlicht & Hand
     11 Cours De Rive                                  645 Fifth Avenue
     1204 Geneva                                       New York, NY  10022
     Switzerland                                       (212) 421-6500
     (212) 265-5659

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 24, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

----------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 00088R105

 1  Name of Reporting Person.

    Sagio Investments SA

    I.R.S. Identification Nos. of Above Persons (entities only).
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 2   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a).................................................................[ ]
        (b).................................................................[ ]
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 3   SEC Use Only
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 4   Source of Funds (See Instructions)  WC
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 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) [  ]
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 6   Citizenship or Place of Organization

     Switzerland
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   Number of
   Shares           7  Sole Voting Power..........................941,000**
   Beneficially
   Owned by         8  Shared Voting Power........................0
   Each
   Reporting        9  Sole Dispositive Power.....................941,000**
   Person
   With            10  Shared Dispositive Power...................0

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 11   Aggregate Amount Beneficially Owned by Reporting Persons....941,000**
--------------------------------------------------------------------------------
 12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [ ]
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 13   Percent of Class Represented by Amount in Row (11)

      3.96%
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14    Type of Reporting Person (See Instructions) OO
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*Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sagio Investments SA that it is the beneficial owner of any of the Common Stock of Advanced Cell Technology, Inc. referred to herein for purposes of Section 13(d) of the Securities


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Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $.001 per share, of Advanced Cell Technology, Inc., (the "Issuer"). The principal executive offices of the Issuer is located at 381 Plantation Street, Worcester, Massachusetts 01605.

Item 2.   Identity and Background.

     (a) The name of the person filing this statement is Sagio Investments SA (the "Reporting Person").

     (b) The Reporting Person's principal business office is located at 11 Cours De Rive, 1204 Geneva, Switzerland.

     (c) The Reporting Person manages the Longview Fund for and on behalf of clients and investors located outside the United States who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Switzerland.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person previously filed a Schedule 13G with the Commission pursuant to ss.240.13d-1(c) on January 9, 2006, as amended on February 23, 2006, which details the Reporting Person's acquisition of the Issuer's securities.

Item 4.  Purpose of Transaction.

     (a-j) Not applicable.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person owns 941,000 shares of Common Stock, par value $.001 per share, of the Issuer equivalent to approximately 3.96% of the Common Stock of such class.*

     (b) The Reporting Person has the sole power to direct the vote of all such shares.

     (c) The transactions in the Issuer Common Stock that were effected by the Reporting Person, in the open market by individual purchases, during the past 60 days were the following:

          (1)  Sale of 25,000 shares at $1.16 per share on May 1, 2006
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          (2)  Sale of 110,000 shares at $1.17 per share on May 2, 2006

          (3)  Sale of 100,000 shares at $1.16 per share on May 3, 2006

          (4)  Sale of 125,000 shares at $1.18 per share on May 4, 2006

          (5)  Sale of 60,000 shares at $1.19 per share on May 5, 2006

          (6)  Sale of 210,000 shares at $1.21 per share on May 8, 2006

          (7)  Sale of 50,000 shares at $1.22 per share on May 9, 2006

          (8)  Sale of 120,000 shares at $1.26 per share on May 10, 2006

          (9)  Sale of 150,000 shares at $1.32 per share on May 11, 2006

          (10) Sale of 85,000 shares at $1.40 per share on May 12, 2006

          (11) Sale of 50,000 shares at $1.39 per share on May 15, 2006

          (12) Sale of 60,000 shares at $1.43 per share on May 16, 2006

          (13) Sale of 45,000 shares at $1.39 per share on May 17, 2006

          (14) Sale of 20,000 shares at $1.36 per share on May 18, 2006

          (15) Sale of 35,000 shares at $1.30 per share on May 19, 2006

          (16) Sale of 50,000 shares at $1.32 per share on May 22, 2006

          (17) Sale of 50,000 shares at $1.27 per share on May 23, 2006

          (18) Sale of 30,000 shares at $1.24 per share on May 24, 2006


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

     None.

Item 7.   Materials to be Filed as Exhibits.

         None.


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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 26, 2006
      ----------------------------

SAGIO INVESTMENTS SA


By:  /s/ Alessandro Grande
     -----------------------------------------
     Alessandro Grande
     Administrateur and Investment Manager